New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel

Karen Chan †                                    Martin Rogers †

Yang Chu †                                               Patrick S. Sinclair*

James C. Lin*                                   Miranda So*

Gerhard Radtke*                  James Wadham†

Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

February 4, 2021

Re:	Adagene Inc. Daniel Auerbach Resignation Letters

VIA EDGAR

Mr. Jason Drory

Ms. Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Jason Drory and Ms. Celeste Murphy:

On behalf of Adagene Inc. (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) the enclosed resignation letters (the “Resignation Letters”) of Daniel Auerbach, a member of each of the boards of directors (the “Boards”) of the Company and certain of its subsidiaries, including Adagene (Hong Kong) Limited, Adagene Incorporated and Adagene (Suzhou) Limited. The Resignation Letters were previously delivered to the Company to inform it that Mr. Auerbach will automatically resign as a member of each of the Boards effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form F-1 (File No.: 333-252210), and that Mr. Auerbach will not be responsible for any part of such registration statement.

This letter is being furnished to the Staff in accordance with Section 11(b)(1) of the Securities Act of 1933, as amended, to notify the Staff that Mr. Auerbach will not be responsible for the contents of the Company’s registration statement on Form F-1 (File No.: 333-252210), including any amendments thereto.

If you have any questions regarding these matters, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com).

Thanks for your time and attention.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Yours sincerely,

/s/ Li He

cc:	Mr. Peter (Peizhi) Luo, Chief Executive Officer and Chairman Mr. Raymond Tam, Chief Financial Officer Adagene Inc.

2

February 4th, 2021

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

To the Board of Directors

Re: Resignation as a Director

Ladies and Gentlemen:

I, Daniel Auerbach, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Adagene Inc. (the “Company”), and all committees of the Board (if any), effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form F-1 (File No.: 333-252210) in connection with the Company’s initial public offering, and that I will not be responsible for any part of such registration statement. In the event that such registration is not effective prior to February 28, 2021, this letter of resignation shall be deemed withdrawn without having been given effect.

Very truly yours,

/s/ Daniel Auerbach
Name: Daniel Auerbach

February 4th, 2021

Adagene (Hong Kong) Limited

Room 2701, 27/F, Tesbury Centre

28 Queen’s road

Central, HK

To the Board of Directors

Re: Resignation as a Director

Ladies and Gentlemen:

I, Daniel Auerbach, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Adagene (Hong Kong) Limited (the “Company”), and all committees of the Board (if any), effective as of immediately prior to, and contingent upon, the effectiveness of the registration statement on Form F-1 (File No.: 333-252210) of Adagene Inc. (“Adagene”), the sole shareholder of the Company, in connection with Adagene’s initial public offering. In the event that such registration is not effective prior to February 28, 2021, this letter of resignation shall be deemed withdrawn without having been given effect.

Very truly yours,

/s/ Daniel Auerbach
Name: Daniel Auerbach

February 4th, 2021

Adagene Incorporated

315 Montgomery St., Suite 900

San Francisco, CA 94104

To the Board of Directors

Ladies and Gentlemen:

I, Daniel Auerbach, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Adagene Incorporated (the “Company”), and all committees of the Board (if any), effective as of immediately prior to, and contingent upon, the effectiveness of the registration statement on Form F-1 (File No.: 333-252210) of Adagene Inc. (“Adagene”), the sole shareholder of the Company, in connection with Adagene’s initial public offering. In the event that such registration is not effective prior to February 28, 2021, this letter of resignation shall be deemed withdrawn without having been given effect.

Very truly yours,

/s/ Daniel Auerbach
Name: Daniel Auerbach

February 4th, 2021

2021 年 2 月 4 日

Adagene (Suzhou) Limited

天演药业（苏州）有限公司

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

218 号 C14 楼 4 楼

苏州工业园区星湖街

江苏省苏州市,邮编 215123

中华人民共和国

To the Board of Directors

致董事会

Re: Resignation as a Director

关于：辞任董事

Ladies and Gentlemen:

敬启者：

I, Daniel Auerbach, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Adagene (Suzhou) Limited (the “Company”), and all committees of the Board (if any), effective as of immediately prior to, and contingent upon, the effectiveness of the registration statement on Form F-1 (File No.: 333-252210) of Adagen Inc. (“Adagene”), the Company’s 100% indirect parent company, in connection with Adagene’s initial public offering. In the event that such registration is not effective prior to February 28, 2021, this letter of resignation shall be deemed withdrawn without having been given effect.

本人，Daniel Auerbach，在此正式通知您我将自动从天演药业（苏州）有限公司 （以下简称”公司”）的董事会（以下简称”董事会”）及以及董事会的所有委员会辞任。该辞任取决于 Adagene Inc.（公司的 100%间接母公司）首次公开募股而递交的表格 F-1 的注册声明（注册号：333-252210）是否正式生效，并于紧接其生效之前即刻发生效力。如若前述注册声明在 2021 年 2 月 28 日之前未能生效，则本辞任信应视为已撤回而未生效。

Very truly yours, 此致！

/s/ Daniel Auerbach
Name 姓名: Daniel Auerbach